January 7, 2009

Michael Karney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Adventure Energy, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 9, 2008, File No. 333-154799

Dear Mr. Karney,

     The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated December 23, 2008 (the “Comment Letter”) relating to Adventure Energy, Inc. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Selling Shareholders. page 14

1. We note your response to our prior comment 3 and note that you have added numerous additional selling shareholders to the registration statement who received their shares subsequent to the initial filing of the registration statement. Please explain how the issuances to these selling shareholders did not involve a public offering. Rule 152 under the Securities Act of 1933 would not seem to be applicable, given that, at the time of the subsequent issuances, you had already filed your registration statement. If you determine that such issuances did involve a public offering, we suggest that you remove these shares from this registration statement and that you file a separate registration statement at a later time with respect to resale of these shares.

Response:

All shares issued after the filing of the initial registration statement were issued in exchange for services to the Company and did not involve a public offering. Each of such issuances was deemed to be exempt under Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in connection with the issuance of the securities. The issuances were made to a limited number of persons, all of whom rendered services to the Company, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to the foregoing, the Company made independent determinations that each of the persons that received the securities in exchange for services rendered were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of the securities. Each of these share issuances are described in the amended S-1 under Item 15: Recent Sales of Unregistered Securities. None of these new shares that were issued in exchange for services after the filing of the initial registration statement are being registered at this time.

Consent of Independent Accountants

2. Please ensure that in your next amendment, the consent does not refer to the Form S-1 registration statement as an annual report.

Response:

The consent of the independent accountant has been revised. Please see page F-1 of the amended Form S-1.

     We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Sincerely,

Elizabeth A. Herman
Elizabeth A. Herman, Esq.